UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Raviv Segal, Chief Financial Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications

May 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Granovskyi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ukraine
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,051,725 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,051,725 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,051,725 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.06% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 7,547,318 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL") and (ii) 504,407 Ordinary Shares held directly by Zwi Williger, who has granted to Emblaze Ltd. an irrevocable proxy with respect to these shares.  WIL is controlled by its majority shareholder, Emblaze Ltd. ("Emblaze"), which in turn is controlled by BGI Investments (1961) Ltd. ("BGI") (which directly owns 25.1% of Emblaze's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18 B.V. ("Israel 18"), to vote an additional 19.0% of Emblaze's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by Mr. Granovskyi ("AG"), who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  AG disclaims beneficial ownership of any Ordinary Shares except to the extent of his pecuniary interest therein.  Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that AG is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(2) Based on 12,974,245 Ordinary Shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Israel 18 B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,051,725 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,051,725 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,051,725 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.06% (2)
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 7,547,318 Ordinary Shares held directly by WIL and (ii) 504,407 Ordinary Shares held directly by Zwi Williger, who has granted to Emblaze an irrevocable proxy with respect to these shares.  WIL is controlled by its majority shareholder, Emblaze , which in turn is controlled by BGI (which directly owns 25.1% of Emblaze's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of Emblaze's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  Israel 18 disclaims beneficial ownership of any Ordinary Shares except to the extent of its pecuniary interest therein.  Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that Israel 18 is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(2) Based on 12,974,245 Ordinary Shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BGI Investments (1961) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,051,725 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,051,725 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,051,725 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.06% (2)
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 7,547,318 Ordinary Shares held directly by WIL and (ii) 504,407 Ordinary Shares held directly by Zwi Williger, who has granted to Emblaze an irrevocable proxy with respect to these shares.  WIL is controlled by its majority shareholder, Emblaze, which in turn is controlled by BGI (which directly owns 25.1% of Emblaze's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of Emblaze's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  BGI disclaims beneficial ownership of any Ordinary Shares except to the extent of its pecuniary interest therein.  Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that BGI is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(2) Based on 12,974,245 Ordinary Shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 5 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emblaze Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,051,725 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,051,725 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,051,725 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.06% (2)
14	TYPE OF REPORTING PERSON CO

(1) Consists of (i) 7,547,318 Ordinary Shares held directly by WIL and (ii) 504,407 Ordinary Shares held directly by Zwi Williger, who has granted to Emblaze an irrevocable proxy with respect to these shares.  WIL is controlled by its majority shareholder, Emblaze, which in turn is controlled by BGI (which directly owns 25.1% of Emblaze's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of Emblaze's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).  Emblaze disclaims beneficial ownership of any Ordinary Shares except to the extent of its pecuniary interest therein.  Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that Emblaze is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(2) Based on 12,974,245 Ordinary Shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 6 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,547,318 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,547,318 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,547,318 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.17% (1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 12,974,245 ordinary shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 7 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwi Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 504,407 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 504,407 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 504,407 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 12,974,245 ordinary shares outstanding as of the date hereof (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 8 of 20 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Williger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 12,974,245 ordinary shares outstanding as of the date hereof (as provided by the Issuer).

This Amendment No. 23 (the "Amendment") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger ("ZW") and Mr. Joseph Williger ("JW”).

Item 1.  Security and Issuer.

 The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "Ordinary Shares"), of G. Willi-Food International Ltd. (the "Issuer"), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.  Identity and Background.

  Item 2 of Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

  This Amendment to Schedule 13D is being filed jointly by ZW, JW, WIL, Emblaze Ltd. ("Emblaze"), BGI Investments (1961) Ltd. ("BGI"), Israel 18 B.V. ("Israel 18"),  and Mr. Alexander Granovskyi ("AG") (the foregoing, collectively, the "Reporting Persons").  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

  WIL is controlled by its majority shareholder, Emblaze, which in turn is controlled by  BGI (which directly owns 25.1% of Emblaze's outstanding shares and holds a power of attorney from its controlling shareholder, Israel 18, to vote an additional 19.0% of Emblaze's outstanding shares).  BGI is controlled by Israel 18, which owns 71.5% of the outstanding shares in BGI.  Israel 18 is controlled by AG, who owns 90% of the priority shares in Israel 18 (which affords AG 90% of its voting rights).

  ZW, a citizen of Israel, is currently Chairman of the Board of the Issuer and a director of WIL.  JW, a citizen of Israel, is currently President and a director of the Issuer and Chairman of the Board of WIL.  WIL is an Israeli company that acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL and the Issuer is 4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel.  In addition to being the controlling shareholder of WIL, Emblaze, an Israeli company which is traded on the London Stock Exchange (symbol: BLZ), is engaged in providing various IT, software and mobile services.  BGI is a holding company incorporated in Israel for holding shares of Emblaze and other private companies.  The business address of both Emblaze and BGI is 132 Menachem Begin Road, Azrieli Center, Triangle Tower (40th Floor), Tel Aviv 6702301, Israel.  Israel 18, which is incorporated in the Netherlands, is a holding company for shares of BGI and Emblaze.  Euryton Trust Management B.V., a company incorporated in the Netherlands that provides domiciliary, directorship, accounting and corporate secretarial services for international businesses requiring a corporate presence in the Netherlands, is the sole director of Israel 18.  The business address of Israel 18 and of Euryton Trust Management B.V. is Rietlandpark 125, 1019 DT, Amsterdam, the Netherlands.  A citizen of the Ukraine, AG is an active investor with holdings in Israel 18 and various other private businesses in the Ukraine and surrounding countries.  His residence or business address is 143/18, Fontanska doroga, Odessa, 65000, Ukraine.

  Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

  Item 3 of Schedule 13D, “Source and Amount of Funds or Other Consideration” is amended by adding the following paragraph:

  The consideration paid by Emblaze in the WIL Acquisition, as discussed in Items 4 and 6, to acquire WIL shares from ZW and JW (including the Remaining Shares as part of the Special Tender Ofer) was  approximately NIS 268.0 million (approximately $77.5 million) in the aggregate.  The consideration paid by Emblaze to WIL shareholders other than ZW and JW as part of the Special Tender Offer was approximately NIS 16.7 million (approximately $4.8 million) in the aggregate.  Thus, the total consideration paid by Emblaze to acquire shares of WIL in the WIL Acquisition was approximately NIS 284.7 million (approximately $82.3 million) in the aggregate.  The source of funds for such acquisitions was the working capital of Emblaze.

Item 4. Purpose of Transaction.

  Item 4 of Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

  Pursuant to (i) an Agreement, dated March 2, 2014, between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd. and Joseph Williger, as amended (the "Share Purchase Agreement"), and (ii) a special tender offer by Emblaze to WIL shareholders to acquire 5% of the voting rights in WIL, on May 4, 2014 Emblaze completed its acquisition of 8,203,371 ordinary shares of WIL from JW, ZW and other WIL shareholders who participated in the tender offer (the "WIL Acquisition").  The ordinary shares of WIL acquired by Emblaze represent 61.65% of the outstanding ordinary shares of WIL and 62.21% of its voting rights.

  Immediately following the consummation of the WIL Acquisition, the following individuals were appointed to the board of directors of WIL: Eyal Merdler, David Amsalem, Gershon Chanoch Winderboim, Emil Bulilovsky, Israel Yossef Schneorson, and Shneor Zalman Vigler.  On May 18, 2014, Shmuel Mesenberg, who had served on the board of directors of WIL since before to the WIL Acquisition, resigned from his position on the board (pursuant to the Share Purchase Agreement), after which Eyal Merdler also resigned from the board of directors.

  In addition, immediately following the consummation of the WIL Acquisition, Haim Gertal resigned from the board of directors of the Issuer (pursuant to the Share Purchase Agreement), and the following individuals were appointed: Israel Yosef Schneorson, Gershon Chanoch Winderboim, Shneor Zalman Vigler, Emil Bulilovsky and Ilan Cohen.

  The Share Purchase Agreement are described below in Item 6.  Unofficial English translations of each of the Share Purchase Agreement and amendments thereto are filed as exhibits hereto, each is incorporated herein by reference, and the description of the Share Purchase Agreement and amendments thereto in this Amendment to Schedule 13D is qualified in its entirety by reference to the full text of such agreements.

  The Reporting Persons intend to review the performance of their investment in the Issuer from time to time.  Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time, subject to the terms of the Share Purchase Agreement and amendments thereto. The Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

  Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

  Item 5 of Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a)	and (b)

  As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 7,547,318 Ordinary Shares, or approximately 58.17% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

  Emblaze is the controlling shareholder of WIL, BGI is the controlling shareholder of Emblaze, Israel 18 is the controlling shareholder of BGI, and AG is the controlling shareholder of Israel 18.  Accordingly, Emblaze, BGI, Israel 18, and AG may be deemed to beneficially own the 7,547,318 Ordinary Shares held directly by WIL.  As of the date hereof, ZW owns directly (and therefore is considered the beneficial owner of) 504,407 Ordinary Shares, or approximately 3.89% of the outstanding Ordinary Shares.  Thus, as of the date hereof, ZW may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.  In addition, ZW granted to Emblaze an irrevocable proxy with respect to the 504,407 Ordinary Shares that he directly owns.  Accordingly, Emblaze, BGI, Israel 18, and AG each may be deemed to beneficially own 8,051,725 Ordinary Shares (comprised of 7,547,318 Ordinary Shares directly owned by WIL and 504,407 Ordinary Shares for which Emblaze holds an irrevocable proxy granted by ZW), or approximately 62.06% of the outstanding Ordinary Shares. Thus, as of the date hereof, Emblaze, BGI, Israel 18, and AG each may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

  As of the date hereof, JW owns no Ordinary Shares, or 0.00% of the outstanding Ordinary Shares, and therefore may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, no Ordinary Shares.

  Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein.  Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

  (c)  Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

  (d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

  (e)  ZW and JW ceased to be the beneficial owners of more than five percent of the Ordinary Shares on May 4, 2014.

  Percentages set forth in this Amendment to Schedule 13D were calculated based on 12,974,245 Ordinary Shares of the Issuer outstanding as of the date hereof (as provided by the Issuer).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 of Schedule 13D, “Interest in Securities of the Issuer” is amended by adding the following paragraphs:

      Share Purchase Agreement

  On March 2, 2014, Emblaze, ZW and JW entered into the Share Purchase Agreement, pursuant to which  ZW and JW agreed to sell up to their entire controlling interest in WIL (then approximately 58% of the outstanding shares of WIL), subject to receipt of Israeli Anti-Trust Authority's approval, which was received on March 26, 2014 (the “WIL Acquisition”, and WIL, together with the Issuer, as “Willi-Food”).  The Share Purchase Agreement also governs the ongoing relationship of Emblaze with ZW and JW both before and after completion of the WIL Acquisition.

  Pursuant to the Share Purchase Agreement, the parties agreed to the following:

(a)	Emblaze would acquire shares carrying 44.99% of the voting rights in WIL from ZW and JW or companies controlled by ZW and JW.

(b)
Following approval by the Israeli Anti-Trust Authority, Emblaze would publish a special tender offer (the “Special Tender Offer”) addressed to all shareholders of WIL pursuant to the Israeli Companies Law in order to acquire shares carrying 5% of the voting rights in WIL.  ZW and JW undertook to participate in the Special Tender Offer in relation to their remaining shares in WIL not sold by them pursuant to (a) above (the “Remaining Shares”).  Subject to the successful completion of the Special Tender Offer, Emblaze agreed to make a further purchase from ZW and JW of their remaining shares in WIL, such that ZW and JW would have sold, in aggregate, approximately 58% of the shares of WIL (or approximately 55% on a fully diluted basis), comprising their entire holding of shares in WIL (and which includes any such shares sold by them pursuant to (a) and (b) above).

(c)
Had Emblaze failed to complete the Special Tender Offer, ZW and JW could have elected to rescind the Share Purchase Agreement unless Emblaze elected to purchase from the ZW and JW their Remaining Shares (the “Call Option”).  Were Emblaze to elect to purchase the Remaining Shares in these circumstances, then pursuant to the Israeli Companies Law, any shares in WIL held by Emblaze or any related person  which would give Emblaze or such persons an interest in more than 44.99% of the voting rights in WIL would have been be treated as “dormant” and would not have entitled them to exercise or enjoy any voting or economic rights for the period provided for in the Companies Law.

(d)
Alternatively, had Emblaze failed to complete the Special Tender Offer and were ZW and JW to have not elected to rescind the Agreement as referred to above, and provided that Emblaze had not exercised the Call Option, Emblaze would have granted ZW and JW a put option (the “Willi Investments Put Option”) exercisable at any time during a period of five years from completion of the Transaction, to sell all or some of the Remaining Shares to Emblaze.  During the Willi Investments Put Option exercise period, Emblaze would have held the benefit of a power of attorney, cancellable by ZW and JW under certain circumstances, which would have enabled it to procure ZW and JW to sell their Remaining Shares to a third party.

(e)
With regard to shares and employee options held by ZW and JW in the Issuer equal to approximately 6.75% of the shares of the Issuer on a fully diluted basis (the “Company Put Option Shares”), Emblaze granted ZW and JW a put option to sell all or some of such shares as vested from time to time (the “Company Put Option”) exercisable for a period of four years (commencing 11 months after signing the Agreement) at a price of US$12 per share.  The Company Put Option relates to the Company Put Option Shares less any shares sold by ZW and JW between the date of completion of the WIL Acquisition and exercise of the Company Put Option.  During the Company Put Option exercise period, Emblaze would hold the benefit of a power of attorney which would enable it to procure ZW and JW to sell their Company shares to a third party at a price per share not below US$12, subject to compliance with applicable laws.  The power of attorney may be cancelled by ZW and JW at any time during this period, although such cancellation would lead to the immediate cancellation of the Company Put Option in respect of such Company Put Option shares in relation to which the power of attorney was cancelled.  As from completion of the WIL Acquisition and until the exercise or expiry of the Company Put Option, ZW and JW would each grant Emblaze an irrevocable proxy with respect to their holdings in the Issuer, so as to allow Emblaze to vote such shares at general meetings of the Issuer.

(f)
ZW and JW are required to continue to serve as chairman of the board and president, respectively, or as joint chief executive officers, of the Issuer for an additional period, commencing upon expiration of their current service agreements with the Company (which expire in September 2014), of between 18 months (if their service agreements are not re-approved at the Issuer's next annual general meeting of shareholders) and three years (if their service agreements are re-approved at the Issuer's next annual general meeting of shareholders) from completion of the WIL Acquisition. So long as they continue to provide management services to the Issuer, WIL and subsidiaries thereof, ZW and JW will remain on the board of directors of both the Company and WIL, subject to the approval of their reappointment by the general meeting of the Company and of WIL.  In addition, pursuant to the Share Purchase Agreement, Haim Gertal was to resign from the board of directors of the Issuer, and Emblaze has the right to nominate five new board members.

(g)
Each of ZW and JW are prohibited from competing against Willi-Food in any material way, subject to certain agreed exceptions described below, for an additional period commencing on the termination of his respective engagement with the Issuer and terminating up to six years from completion of the WIL Acquisition.  In consideration of such non-compete undertakings, each of ZW and JW is entitled to an additional annual payment of NIS 1,500,000 (approximately $428 thousand) per year following termination of his respective engagement, to be paid by Emblaze or the Issuer, subject to applicable law.

Under the Share Purchase Agreement, each of ZW and JW has the right to be released from his engagement, in which case (except in the case of (viii) below) the non-compete undertaking shall cease to apply in relation to him, where: (i) Willi-Food’s accounts will include a ‘going      concern’ provision as a result of any activity which is not within the Willi-Food’s business operations in the field of import, export, marketing and distribution of food products (the “Current Business Activity”); (ii) the board of directors of WIL, the Issuer or any other organ of the Willi-Food group materially disrupts ZW or JW’s ability to operate in the Current Business Activity as part of said engagement; (iii) ZW or JW are not reappointed as directors in WIL or the Issuer during said engagement period; (iv) WIL or Emblaze, as the case may be, have not voted, as shareholders of the Issuer, in favor or extending ZW and JW’s service contracts; (v) ZW or JW’s engagements were terminated for unreasonable reasons by WIL or the Issuer; (vi) sale of control in the Current Business Activity, WIL or the Issuer to a third party; (vii) introduction of a third party as a partner in the Current Business Activity or in the control of WIL or the Issuer unless previously approved by ZW and JW, such approval not to be unreasonably withheld; or (viii) incapacity of ZW or JW.

Subsequent to Israeli Anti-Trust Authority approval, Emblaze acquired shares with 44.99% of the voting rights in WIL from ZW or JW or companies controlled by ZW or JW.   On April 6, 2014, Emblaze published a Special Tender Offer to shareholders, and, as a result of such Special Tender Offer, on May 1, 2014 successfully acquired shares carrying 5% of the voting rights in WIL.  Completion of the WIL Acquisition occurred on May 4, 2014 and, as part of this completion, ZW and FW granted to Emblaze irrevocable proxies with respect to their holdings in the Company (approximately 6.75% of the Company shares in the aggregate on a fully diluted basis, including shares that may be acquired by ZW and JW upon exercise of options previously granted to them) under which Emblaze is entitled to vote such shares at any of the Issuer's general meetings of shareholders.  Note that JW continues to hold 6,573 shares of WIL, representing 0.05% of WIL's total shares outstanding, which he purchased after the Share Purchase Agreement was entered into.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Interest in Securities of the Issuer” is amended by adding the following paragraphs:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons

99.2	Extract from the Trade Register of Euryton Trust Management B.V.

99.3	Agreement Between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014.

99.4
Amendment Number 1 dated March 6, 2014 to the Agreement Between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger.

99.5
Amendment Number 2 dated March 18, 2014 to the Agreement Between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger.

99.6
Amendment Number 3 dated March 30, 2014 to the Agreement Between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger.

99.7
Amendment Number 4 dated April 1, 2014 to the Agreement Between Emblaze Ltd. and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger.

SIGNATURES

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: June 10, 2014	/s/ Alexander Granovskyi
Alexander Granovskyi

ISRAEL 18 B.V.

Euryton Trust Management B.V., Director

By: /s/ Doron Shamir
Name: Doron Shamir*
Title: Director

By: /s/ Alon Elmaliyah
Name: Alon Elmaliyah*

BGI INVESTMENTS (1961) LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

By: /s/ Eyal Merdler
Name: Eyal Merdler
Title: Chief Financial Officer

* Evidence of signature authority is filed herein as Exhibit 99.2.

EMBLAZE LTD.

By: /s/ Israel Yossef Schneorson
Name: Israel Yossef Schneorson
Title: Chief Executive Officer

By: /s/ Eyal Merdler
Name: Eyal Merdler
Title: Chief Financial Officer

WILLI-FOOD INVESTMENTS LTD.

By: /s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

/s/ Zwi Williger
Name: Zwi Williger

/s/ Joseph Williger
Name: Joseph Williger

Schedule 1

Set forth below are the names of the directors and executive officers of BGI Investments (1961) Ltd., Emblaze Ltd., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Amnon Ben-Shay	Merav Siegel	Gershon Chanoch Windweboim

	Board of Directors of BGI	Board of Directors of BGI	Board of Directors of BGI, Emblaze, WIL and the Issuer
Residence or business address	32 Meskin St., Petach Tikva, Israel	5 Haagor St., Moshav Zur Moshe, Israel	Tibirias 8, Beni-Brak 51403, Israel
Present principal occupation or employment	CFO	Investment banker	Lawyer
Name of corporation or organization where employed	ABE Trans Ltd.	Valkyrie Investment Ltd.	Meir Mizrachi Law Firm
Address of corporation or organization where employed	42 Herbert Samuel St., Tel Aviv, Israel	P.O Box 201, Moshav Zur Moshe, Israel	14 Aba H. Silver Rd., Ramat Gan, Israel
Description of principal business of corporation or organization where employed	International shipping and real estate in Poland	Banking and investment	Real estate and tax law

Name	Tamar Kfir	Israel Yossef Schneorson	Shneor Zalman Vigler

	Board of Directors of BGI	CEO and Deputy Chairman of the Board of Directors of both BGI en Emblaze; Board of Directors of WIL and the Issuer	Board of Directors of BGI, WIL and the Issuer
Residence or business address	30 Simtat Simcha Holtzberg, Givat Shmuel, Israel	P.O Box 350, Kfar-Habad 60840, Israel	P.O.Box 192, Kfar-Habad, Israel
Present principal occupation or employment	CEO	CEO and Deputy Chairman of the Board of Directors of both BGI and Emblaze	CEO
Name of corporation or organization where employed	HBL Hadasit Bio Holdings Ltd.	BGI and Emblaze	The Jewish community in Odessa and Southern Ukraine
Address of corporation or organization where employed	Jerusalem Bio-Park, 5th Floor, Hadassah Ein Kerem Campus, Jerusalem 91120, Israel	Provided in Item 2	Osipova 21, Odessa, Ukraine
Description of principal business of corporation or organization where employed	Holding company in the field of biomedical investments	Provided in Item 2	Material and spiritual assistance to members of the Jewish community

Name	Eyal Merdler	Abraham Wolff	Yossef Schvinger

	CFO and Company Secretary of both BGI and Emblaze	Board of Directors of Emblaze	CEO and Board of Directors of Emblaze
Residence or business address	Adam Hacohen 14, Tel Aviv 64585, Israel	P.O Box 350, Kfar-Habad 60840, Israel	HaKablan St. 12/14, Jerusalem, Israel
Present principal occupation or employment	CFO and Company Secretary of both BGI and Emblaze	Chief Rabbi of Odessa and Southern Ukraine	Director General of the National Center for the Development of Holy Sites in Israel
Name of corporation or organization where employed	BGI and Emblaze	Office of the Chief Rabbi, Odessa and Southern Ukraine	National Center for the Development of Holy Sites in Israel
Address of corporation or organization where employed	Provided in Item 2	Osipova 21, Odessa, Ukraine	68 Kanfei Nesharim St., Jerusalem, Israel
Description of principal business of corporation or organization where employed	Provided in Item 2	Provides various services to the Jewish community of Odessa and Southern Ukraine	Governmental corporation that supervises the maintenance and development of holy sites if Israel

Name	Zvi Shur	Keren Arad-Leibovitz	David Amsalem

	Board of Directors of Emblaze	Board of Directors of Emblaze	Board of Directors of WIL
Residence or business address	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	2 Veinshel St., Tel Aviv, Israel	Harava 21, Maale Adumim, Israel
Present principal occupation or employment	Director at Shemen Industries Ltd., Kardan Nadlan Ltd. and Emblaze	Lawyer	Director of Improvement
Name of corporation or organization where employed	Shemen Industries Ltd., Kardan Nadlan Ltd. and Emblaze	Keren Law - Law Firm	City of Jerusalem
Address of corporation or organization where employed	Hashoftim St. 57/20, Ramat Hasharon 47210, Israel	2 Veinshel St., Tel Aviv, Israel	Harava 21, Maale Adumim, Israel
Description of principal business of corporation or organization where employed	Shemen Industries Ltd. produces various types of olive and other oils; Kardan Nadlan Ltd. is in the property and real estate business; Emblaze is provided in Item 2	Commercial law, general legal counsel services, and capital markets / securities	Local municipality

Name	Emil Bulilovsky	Gil Hochboim	Raviv Segal

	Board of Directors of WIL and Issuer	CEO of WIL and Issuer	CFO of WIL and Issuer
Residence or business address	Haogen 3, Nes Tziona, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Business Development Consultant / Financial Advisor	CEO of Issuer	CFO of Issuer
Name of corporation or organization where employed	Self-employed	Issuer	Issuer
Address of corporation or organization where employed	3 Haogen St., Ness Tziona, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne, 81106, Israel
Description of principal business of corporation or organization where employed	N/A	Importing and marketing of food products	Importing and marketing of food products

Name	Shlomit Penn *	Israel Adler

	Board of Directors of WIL	Board of Directors of WIL
Residence or business address	4 Tamrir St., Jaffa, Israel	18 Alterman, Kfar Sabba, Israel
Present principal occupation or employment	Consultant to high-tech companies mainly in the U.S. market regarding business development and sales	Advocate
Name of corporation or organization where employed	Self-employed	Israel Adler Law Office
Address of corporation or organization where employed	4 Tamrir St., Jaffa, Israel	7 Haumanim, Tel Aviv, Israel
Description of principal business of corporation or organization where employed	N/A	Law office

* Citizen of both Israel and Poland.